As filed with the Securities and Exchange Commission on April 12, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MSC INCOME FUND, INC.

(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

40427D102

(CUSIP Number of Class of Securities)

Dwayne L. Hyzak

Chief Executive Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Telephone: (713) 350-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jason B. Beauvais

General Counsel and Chief Compliance Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Harry S. Pangas

Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110

________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$ 2,846,049.40	$ 310.50

(a) The transaction valuation is estimated solely for purposes of calculating the filing fee.  This amount represents the maximum aggregate value of repurchases permitted for this period in accordance with the Company’s share repurchase program.

(b) The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.

◻ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

◻ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

◻ third-party tender offer subject to Rule 14d-1.

⌧ issuer tender offer subject to Rule 13e-4.

◻ going-private transaction subject to Rule 13e-3.

◻ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ◻

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by MSC Income Fund, Inc. (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, to purchase up to an estimated 390,941 shares of its issued and outstanding common stock, par value $0.001 per share, at the net asset value per share as of May 31, 2021 (the “Purchase Price”). The number of shares available to be repurchased is dependent upon the Purchase Price.  By way of example, if calculated as of the date of this filing using the Company’s net asset value per share as of December 31, 2020 (which was the date of the Company’s most recently published net asset value per share), the Purchase Price would be $7.28 per share and the number of shares available for repurchase would be 390,941. The net asset value per share as of May 31, 2021 may be higher or lower than such amount.

The Company’s offer pursuant to this Tender Offer Statement on Schedule TO is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated April 12, 2021.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Notice of Withdrawal.
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated April 12, 2021.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 12, 2021	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert

		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer